June 24, 2025

Via Edgar Transmission

Ms. Sisi Cheng / Mr. Andrew Blume

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attn: Sisi Cheng / Andrew Blume / Sarah Sidwell / Evan Ewing

Re:	K-Tech Solutions Company Limited Amendment No. 1 to Registration Statement on Form F-1 Filed on June 5, 2025 File No. 333-287391

Dear Sir/Madam,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated June 23, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 1 to Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 1 to Registration Statement on Form F-1

General

1.	We note your response to prior comment 2. Please also remove the draft line from the opinion.

Response: We noted the Staff’s comment and, in response hereto, we have removed the draft line from Harneys’ opinion letter. Please refer to revised exhibit 5.1.

2.	We note that your registration statement includes a number of blanks and omitted information. Please provide all required missing information in your next amendment or tell us when you intend to do so. Please also confirm your understanding that the staff will need sufficient time to review this information, and we may have additional comments at that time.

Response: We noted the Staff’s comment and, in response hereto, we have finalized the Form F-1 by removing brackets and filling out missing information.

Capitalization, page 51

3.	Please revise the “Amount due to related parties” figure on page 51 to agree with the amount presented on the balance sheet on page F-23.

Response: We noted the Staff’s comment and, in response hereto, we have revised the disclosure on page 51.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com